Exhibit 99.2

SHOPIFY INC.
Annual Meeting of Shareholders
May 26, 2021

Report of Voting Results

Following the annual meeting of shareholders of Shopify Inc. (the "Corporation") held on May 26, 2021 (the "Meeting"), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1. Election of Directors

The six (6) nominees for Director that were proposed by management of the Corporation were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

Director	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
Tobias Lütke	185,422,777	99.16%	1,572,000	0.84%
Robert Ashe	184,402,284	98.61%	2,592,493	1.39%
Gail Goodman	186,367,943	99.66%	626,834	0.34%
Colleen Johnston	185,788,556	99.35%	1,206,221	0.65%
Jeremy Levine	185,678,248	99.30%	1,316,529	0.70%
John Phillips	179,238,787	95.85%	7,755,990	4.15%

2. Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to fix the auditor’s compensation pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
191,064,471	99.89%	209,555	0.11%

3. Approval of Second Amended and Restated Stock Option Plan

The Corporation's Second Amended and Restated Stock Option Plan and all unallocated options under such Stock Option Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
144,288,559	77.16%	42,706,218	22.84%

4. Approval of Second Amended and Restated Long Term Incentive Plan

The Corporation's Second Amended and Restated Long Term Incentive Plan and all unallocated awards under such Long Term Incentive Plan, as amended, were approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
149,106,783	79.74%	37,887,994	20.26%

5. Advisory Vote on Executive Compensation

The advisory vote on executive compensation was approved pursuant to a vote conducted by ballot. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
175,715,172	93.97%	11,279,605	6.03%

Dated this 26th day of May, 2021.

SHOPIFY INC.

/s/ Joseph Frasca

Per:     Joseph Frasca
    Chief Legal Officer and Corporate Secretary